TACTILE SYSTEMS TECHNOLOGY, INC.

1331 Tyler Street NE, Suite 200

Minneapolis, MN 55413

(612) 355-5100

December 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Tactile Systems Technology, Inc.
Registration Statement on Form S-1 (SEC File No. 333-214769)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Tactile Systems Technology, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File No. 333-214769 (together with all exhibits thereto, the “Registration Statement”).

The Registration Statement is not effective and no securities have been sold pursuant to the Registration Statement. Therefore, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the offering of common stock pursuant to the Registration Statement at this time.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please direct any comments or questions regarding this filing to our counsel, Jonathan Zimmerman at Faegre Baker Daniels LLP, at (612) 766-7000.

Very truly yours,

/s/ Gerald R. Mattys

Gerald R. Mattys
Chief Executive Officer

cc:	Jonathan R. Zimmerman
Faegre Baker Daniels LLP (612-766-7000)